AC Immune SA

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2019 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

I. GENERAL INSTRUCTIONS

	For	Against	Abstain
A. In the event that at the Annual General Meeting, shareholders or the Board of Directors make additional or amended motions to the published agenda items and/or put forward new motions or in absence of any specific instruction, I/we instruct the independent proxy to vote in respect to such motions as proposed by the Board of Directors	☐	☐	☐

II. SPECIFIC INSTRUCTIONS

	For	Against	Abstain
1. Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2018	☐	☐	☐
2. Appropriation of Loss	☐	☐	☐
3. Discharge of the Members of the Board of Directors and the Executive Committee	☐	☐	☐
4. Compensation for the Members of the Board of Directors and the Executive Committee			
4.a Vote on Total Non-Performance-Related Compensation for Members of the Board of Directors from 1 July 2019 to 30 June 2020	☐	☐	☐
4.b Vote on Equity for Members of the Board of Directors	☐	☐	☐
4.c Vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 1 July 2019 to 30 June 2020	☐	☐	☐
4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2019	☐	☐	☐
4.e Vote on Equity for Members of the Executive Committee	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X 4 2 0 4 7 6

03 2UTC

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Card - AC Immune SA

5. Election of the Members of the Board

	For	Against	Abstain
5.a Re-election of Douglas Williams as member and election as Chairman of the Board of Directors	☐	☐	☐
5.b Re-election of Martin Velasco as member and election as Vice-Chairman of the Board of Directors	☐	☐	☐
5.c Re-election of Peter Bollmann	☐	☐	☐
5.d Re-election of Friedrich von Bohlen	☐	☐	☐
5.e Re-election of Andrea Pfeifer	☐	☐	☐
5.f Re-election of Tom Graney	☐	☐	☐
5.g Re-election of Werner Lanthaler	☐	☐	☐
5.h Election of Roy Twyman	☐	☐	☐

6. Election to the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain
6.a Re-election of Tom Graney	☐	☐	☐
6.b Re-election of Martin Velasco	☐	☐	☐
6.c Re-election of Douglas Williams	☐	☐	☐

	For	Against	Abstain
7. Election of the independent proxy Reymond & Associés, represented by Denis Cherpillod, avocat, Lausanne	☐	☐	☐
8. Re-election of the Auditors, PricewaterhouseCoopers SA, Pully	☐	☐	☐
9. Authorized Share Capital	☐	☐	☐
10. Conditional Capital Increase for Bonds and Similar Debt Instruments	☐	☐	☐
11. Conditional Capital Increase for Employee Benefit Plans	☐	☐	☐